UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 07, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 December 2021
Exhibit No. 2	Barclays 2021 BoE Stress Test Results dated 13 December 2021
Exhibit No. 3	Director/PDMR Shareholding dated 15 December 2021
Exhibit No. 4	Director/PDMR Shareholding dated 16 December 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: January 07, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 December 2021

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 November 2021, Barclays PLC's issued share capital consists of 16,750,652,336 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (16,750,652,336) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 2

13 December 2021

Barclays PLC

Barclays above all reference rates in 2021 Bank of England stress test

Barclays PLC ("Barclays") notes the publication today of stress test outcomes for UK banks by the Bank of England ("BoE"). Under the BoE's assessment, Barclays was sufficiently capitalised by remaining above the respective reference rates for the duration of the stress scenario under both measures of capital, and in terms of both transitional and non-transitional bases for IFRS 9.

As a result, Barclays' CET1 ratio target range of 13-14% and capital returns policy - of maintaining a progressive ordinary dividend supplemented by additional cash returns, including share buybacks, as appropriate - remain unchanged.

Barclays' results from the BoE stress test are set out in the table below.

	Actual (end-2020)(i)	Minimum stressed ratio (before strategic management actions)(i)	Minimum stressed ratio (after the impact of strategic management actions)(i)	Reference rate	Actual (2021 Q3)(i)
IFRS9 Transitional
Common equity Tier 1 ratio(a)(b)	15.1%	8.2% (g)	9.4%	8.1%	15.4%
Tier 1 Capital ratio(c)	19.0%	11.2% (g)	12.4% (g)		19.6%
Total capital ratio(d)	22.1%	13.5% (g)	14.7% (g)		22.9%
Memo: risk-weighted assets (£ billions)	306	370 (g)	369 (g)		307
Memo: CET1 (£ billions)	46	30 (g)	35 (g)		47
Tier 1 leverage ratio(a)(e)	5.3%	4.0% (h)	4.1%	3.7%	5.1%
Memo: leverage exposure (£ billions)	1,091	1,112 (h)	1,111 (h)		1,161
IFRS9 non-transitional
Common equity Tier 1 ratio(f)	14.3%	7.7%	8.2%	7.0%	15.0%
Tier 1 leverage ratio(f)	5.0%	3.4%	3.6%	3.3%	5.0%

(a) The low points for the common equity Tier 1 (CET1) ratio and leverage ratio shown in the table do not necessarily occur in the same year of the stress scenario and correspond to the year where the minimum stressed ratio is calculated after strategic management actions. There is no conversion of banks' AT1 instruments in the stress.
(b) The CET1 capital ratio is defined as CET1 capital expressed as a percentage of risk-weighted assets, where these are in line with CRR and the UK implementation of CRD V via the PRA Rulebook.
(c) Tier 1 capital ratio is defined as Tier 1 capital expressed as a percentage of RWAs where Tier 1 capital is defined as the sum of CET1 capital and additional Tier 1 capital in line with the UK implementation of CRD V.
(d) Total capital ratio is defined as total capital expressed as a percentage of RWAs where total capital is defined as the sum of Tier 1 capital and Tier 2 capital in line with the UK implementation of CRD V.
(e) The Tier 1 leverage ratio is Tier 1 capital expressed as a percentage of the leverage exposure measure excluding central bank reserves, as defined in Rule 1.2 of the Leverage Ratio part of the PRA Rulebook.
(f) The low point year for the non-transitional IFRS 9 may differ to the low point year on a transitional IFRS 9 basis.
(g) Corresponds to the same year as the minimum CET1 ratio over the stress scenario after strategic management actions.
(h) Corresponds to the same year as the minimum leverage ratio over the stress scenario after strategic management actions.
(i) Treatment of software assets non-deduction: End-2020 capital numbers include the benefit from software assets non-deduction, and minimum stress numbers that occur in 2021 also include the benefit from software assets non-deduction. Minimum stress numbers that occur after 2021 exclude the benefit from software assets non-deduction. This is in line with the PRA's Policy Statement PS17/21.

- ENDS -

For further information, please contact:

Investor Relations                                           Media Relations
Chris Manners                                                Tom Hoskin / Jon Tracey
+44 (0) 20 7773 2136                                     +44 (0) 20 7116 4755

About Barclays

Barclays is a British universal bank. We are diversified by business, by different types of customer and client, and geography. Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group. For further information about Barclays, please visit our website home.barclays.

Forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. These statements are based on the current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays' future financial condition and performance are identified in Barclays PLC's filings with the US Securities Exchange Commission ("SEC") (including, without limitation, Barclays PLC's Annual Report on Form 20-F for the fiscal year ended 31 December 2020 and Interim Results Announcement for the six months ended 30 June 2021 filed on Form 6-K), which are available on the SEC's website at www.sec.gov.

Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction, (including, without limitation, the UK and the US), in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

No statement in this announcement is intended as a profit forecast and no statement in this announcement should be interpreted to mean that the earnings per share for the current or future years would necessarily match or exceed the historical published earnings per share.

Exhibit No. 3

15 December 2021

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Shares element of the individual's fixed remuneration for the three month period to 31 December 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.8312 per Share	181,828
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.8312 per Share	90,277
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Shares element of the individual's fixed remuneration for the three month period to 31 December 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.8312 per Share	117,750
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.8312 per Share	61,230
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 14 August 2019. The Shares delivered are in respect of the quarterly payment of the Shares element of the individual's fixed remuneration for the three month period to 31 December 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.8312 per Share	95,565
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.8312 per Share	44,915
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Global Head of the Corporate and Investment Bank and President of BBPLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 March 2019. The Shares delivered are in respect of the quarterly payment of the Shares element of the individual's fixed remuneration for the three month period to 31 December 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.8312 per Share	185,411
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.8312 per Share	100,770
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Global Head of Consumer Banking & Payments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Shares element of the individual's fixed remuneration for the three month period to 31 December 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.8312 per Share	49,489
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.8312 per Share	23,259
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, Barclays Bank UK PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Shares element of the individual's fixed remuneration for the three month period to 31 December 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.8312 per Share	27,304
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.8312 per Share	12,832
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 21 March 2019. The Shares delivered are in respect of the quarterly payment of the Shares element of the individual's fixed remuneration for the three month period to 31 December 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.8312 per Share	61,435
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.8312 per Share	28,874
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Shares element of the individual's fixed remuneration for the three month period to 31 December 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.8312 per Share	98,978
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.8312 per Share	46,519
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 17 November 2020. The Shares delivered are in respect of the quarterly payment of the Shares element of the individual's fixed remuneration for the three month period to 31 December 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.8312 per Share	78,500
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.8312 per Share	36,894
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 27 August 2020. The Shares delivered are in respect of the quarterly payment of the Shares element of the individual's fixed remuneration for the three month period to 31 December 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.8312 per Share	44,369
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.8312 per Share	20,853
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Group Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 June 2020. The Shares delivered are in respect of the quarterly payment of the Shares element of the individual's fixed remuneration for the three month period to 31 December 2021. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.8312 per Share	27,304
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.8312 per Share	12,832
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 4

16 December 2021

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.8005 per Share	10,396
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-15
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7912 per Share	23,058
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2021-12-16
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Tom Hoskin
+44 (0) 20 7773 2136	+44 (0)20 7116 4755